

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2021

John Dowd
Chief Executive Officer
GoGreen Investments Corp
1021 Main St., Suite #1960
Houston, TX 77002

> **Re: GoGreen Investments Corp**
> **Draft Registration Statement on Form S-1**
> **Submitted April 21, 2021**
> **CIK No. 0001852940**

Dear Mr. Dowd:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted April 21, 2021

The Offering
Limited payments to insiders, page 31

1. We note your disclosure that other than certain specified payments, there will be no finder's fees, reimbursements or cash payments made by you to your sponsor, officers or directors, or any entities with which they are affiliated. Please revise your disclosure to clarify whether you intend to pay any fees or other compensation to the executive advisors.

Summary Financial Data, page 35

2.   Please include "as adjusted" amounts as of April 7, 2021 assuming consummation of the offering.

     You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Stuart Neuhauser